SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2006

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated September 1, 2006 regarding change of Alternate Directors of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

CHANGE OF ALTERNATE DIRECTORS

Mrs. Chow Woo Mo Fong, Susan has been appointed as an Alternate Director to Mr. Frank John Sixt, a Non-executive Director of the Company, with effect from 1 September 2006 in place of Ms. Nardi, Kar Wai Agnes who resigned as an Alternate Director to Mr. Sixt on 31 August 2006.

The Board of Directors (the “Board”) of Hutchison Telecommunications International Limited (the “Company”) announces that with effect from 1 September 2006 Mrs. Chow Woo Mo Fong, Susan has been appointed as an Alternate Director to Mr. Frank John Sixt, a Non-executive Director of the Company, in place of Ms. Nardi, Kar Wai Agnes who resigned as an Alternate Director to Mr. Sixt on 31 August 2006.

Mrs. Chow, aged 52, is a solicitor and holds a Bachelor’s degree in Business Administration. She is currently an Alternate Director to Mr. Fok Kin-ning, Canning who is the Chairman, a Non-executive Director and the Chairman of the Remuneration Committee of the Company. She also holds directorships in a number of subsidiaries of the Company, including Partner Communications Company Ltd. and Hutchison Global Communications Holdings Limited (formerly a Hong Kong listed company) and was formerly a Non-executive Director of the Company from 25 March 2004 to 20 December 2005.

Mrs. Chow also holds directorships in the following listed companies: deputy group managing director of Hutchison Whampoa Limited (a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”)), executive director and alternate director of Cheung Kong Infrastructure Holdings Limited, executive director of Hutchison Harbour Ring Limited, executive director and alternate director of Hongkong Electric Holdings Limited, non-executive director of TOM Group Limited, alternate director of TOM Online Inc., and director and alternate director of Hutchison Telecommunications (Australia) Limited. She is also a director of Hutchison International Limited, Hutchison Telecommunications Limited and Hutchison Telecommunications Investment Holdings Limited, all being substantial shareholders of the Company within the meaning of Part XV of the SFO. In addition, she holds directorships in certain companies controlled by the substantial shareholders of the Company. Save as disclosed above, Mrs. Chow does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

As at the date hereof, Mrs. Chow has personal interests in 250,000 ordinary shares of the Company (representing approximately 0.0053% of the issued share capital of the Company) within the meaning of the SFO. There is no service agreement between Mrs. Chow and the Company with respect to her appointment as an Alternate Director to Mr. Sixt. Furthermore, no terms have been fixed or proposed for Mrs. Chow’s length of service with the Company and she will not receive any remuneration in her capacity as an Alternate Director of the Company.

Save as disclosed above, there are no other matters concerning the change of Alternate Directors of the Company that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rule13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to express its sincere gratitude to Ms. Nardi for her valuable contribution to the Company for the past years.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:

Mr. FOK Kin-ning, Canning (Chairman)	Alternate Directors:
Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan
Mr. Naguib SAWIRIS Mr. Aldo MAREUSE	(Alternates to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. CHAN Ting Yu
(Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Tim Pennington)
Mr. Martin MICHLMAYR
(Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 1 September 2006